Exhibit 21.1

Subsidiaries of the Registrant(1)(2)

The following is a list of subsidiaries of Sweetgreen, Inc, excluding certain subsidiaries that, in the aggregate as a single subsidiary, do not constitute a significant subsidiary.(3)

Name of Subsidiary	State of Incorporation
Spyce Food Co.	Delaware

(1)	As of September 13, 2021.
(2)	Pursuant to item 601(b)(21)(ii) of Regulation S-K, the names of 27 consolidated wholly owned subsidiaries, all within the United States and carrying on the same line of business, have been omitted.
(3)	7 such subsidiaries have been excluded.